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                                                            11/14/05
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                                                         SEC FILE NUMBER

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                                                           CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

(CHECK ONE)
            [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
                         [_] Form N-SAR [_] Form N-CSR


                      For Period Ended: September 30, 2005

                       [_] Transition Report on Form 10-K

                       [_] Transition Report on Form 20-F

                       [_] Transition Report on Form 11-K

                       [_] Transition Report on Form 10-Q

                       [_] Transition Report on Form N-SAR

               For the Transition Period Ended: September 30, 2005

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

IMPCO Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable


16804 Gridley Place
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Address of Principal Executive Office (Street and Number)


Cerritos, California  90703
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |_|   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_|  (c)    The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

      On November 9, 2005, IMPCO Technologies, Inc. (the "Company") filed a Notification of Late Filing on Form 12b-25 (the "Form 12b-25") stating that its Form 10-Q for the third quarter ended September 30, 2005 (the "Form 10-Q") could not be timely filed due to the circumstances detailed therein. The Company hereby amends the Form 12b-25 to state that it is unable to file its Form 10-Q by the fifth calendar day following the prescribed due date.

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      The Company is currently continuing to review its previously reported financial statements for the fiscal year ended December 31, 2004, and the effect thereof on subsequent balance sheets, as a result of errors discovered by management relating to, among other things, non-cash charges and adjustments for goodwill, investment in affiliates, and minority interest. While the Company's review is nearing completion, it needs additional time to complete the process. Since certain of the restated information will also be included in the Form 10-Q, the Company is unable to complete and file its Form 10-Q by the fifth calendar day following the prescribed due date without unreasonable expense and effort. The Company continues to dedicate significant resources to finalizing its review of, and restatement to, its 2004 financials and subsequent balance sheets effected thereby and to the completion of the Form 10-Q. Immediately following the completion of its review, the Company will file with the SEC its Form 10-Q.

      Forward-Looking Statements

      This document contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, including the statement of operations and balance sheet captions to be included in the restatements and the periods covered by the restatement. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, completion of a review of past financial statements, the Company's financial performance, and other factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The Company does not undertake to update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

                         (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Thomas M. Costales             (562)                 860-6666
         ------------------             -----                 --------
               (Name)                 (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] YES NO [_]


(3) Is it anticipated that any significant change in results of operations from the correspondi period for the last fiscal year will be reflected by the earnings statements to be included ng in the subject report or portion thereof?

                                                                  YES [_] NO [X]


If so, attach an explanation of the anticipated change, both narratively and quantitativ and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

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


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                            IMPCO Technologies, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2005            By: /s/ Thomas M. Costales
                                       ----------------------
                                   Name:  Thomas M. Costales
                                   Title: Chief Financial Officer and Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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International misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

================================================================================


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).